SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                               Commission File Number: 000-29204

                           NOTIFICATION OF LATE FILING

(Check one):
[X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR

     For Period Ended: December 31, 2000

[ ]  Transition Report on Form 10-K        [ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form 20-F        [ ]  Transition Report on Form  N-SAR

[ ]  Transition Report on Form 11-K

     For the Transition Period Ended:
                                     -------------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                HomeCom Communications, Inc.

Former name if applicable:              Not applicable

Address of principal executive office:  Building 12, Suite 110
                                        3495 Piedmont Road

City, state and zip code:               Atlanta, Georgia 30305


                                     PART II
                            RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or
[X] portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     HomeCom Communications, Inc. (the "Corporation" or "we") is unable, without unreasonable effort or expense, to complete and file its Annual Report on Form 10-K for the year ended December 31, 2000 (the "Annual Report") by April 2, 2001, the prescribed deadline for filing, because the Corporation and its new accountants were not able to complete the required financial statements without unreasonable effort or expense.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Timothy R. Robinson              (404)                   237-4646
     ----------------------------------------------------------------------
          (Name)                   (Area Code)           (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  Yes [ ] No [X]

     The Corporation did not timely file a Form 8-K to report the sale of certain assets on January 31, 2001.


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  Yes [X] No [ ]

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Corporation will report the following changes, among others, in its results of operations for the year ended December 31, 2000 as compared to the year ended December 31, 1999:

     Revenues. Revenues increased 15.4% from $3,907,282 in 1999 to $4,509,977 in 2000. This increase of $602,695 is primarily attributable to growth in, and increased reliance upon revenue from the Website Development portion of our business.

     Cost of Revenues. Cost of revenues includes commissions for financial institutions and agents, salaries for programmers, technical staff, sales staff and customer support, as well as a pro-rata allocation of telecommunications, facilities and data center costs. Cost of revenues increased from $951,406, or 24.3% of revenues in 1999 to $2,722,309, or 60.4% of revenues in 2000. This increase reflects greater costs associated with an increase in technical personnel as a percentage of employees and, more significantly, an increase in the pro-rata carrying portion of center operating costs due to reductions in Sales and Marketing and General and Administrative costs.

     Gross Profit. Gross profits decreased by $1,168,208 from $2,955,876 in 1999 to $1,787,668 in 2000. Gross profit margins also decreased from 75.7% during 1999 to 39.6% during 2000. The primary cause for the reduction was an increased allocation of pro-rata costs to Cost of Revenues, due to reductions in General and Administrative and Sales and Marketing expenditures.

     Sales and Marketing. Sales and Marketing expenses include salaries, variable commissions, and bonuses for the sales force, advertising and promotional marketing materials, and a pro-rata allocation of telecommunications, facilities and data center costs. Sales and Marketing expenses decreased $934,283 from $2,878,303 in 1999 to $1,944,020 in 2000. This decrease was primarily attributable to undertaking a more targeted marketing approach concentrating on obtaining Website Development work as opposed to previous efforts at product marketing. Additionally, we placed our reliance upon individual sales contacts and dramatically reduced our previous expenditures on general advertising. As a percentage of net sales, these expenses decreased from 73.7% in 1999 to 43.1% in 2000.

     Product Development. Product development costs consist of personnel costs required to conduct our product development efforts, and a pro-rata allocation of telecommunications, facilities and data center costs. Total expenditures for product development were $321,259, or 7.1% of net sales in 2000. This compares to total product development expenditures of $315,809, or 8.1% of net sales in 1999.

     General and Administrative. General and administrative expenses include salaries for administrative personnel, insurance and other administrative expenses, as well as a pro-rata allocation of telecommunications, and facilities and data center costs. General and administrative expenses decreased from $3,765,514 in 1999 to $1,182,192 in 2000. This decrease is due to significant efforts to cut overhead costs including stringent scrutiny of all non-production expenses, greater usage of internal resources and reduced outsourcing costs associated with legal, accounting, and printing. Additionally, we shut down our operations in the Chicago regional office and reduced administrative personnel in the corporate office. As a percentage of net sales, these expenses decreased from 96.4% in 1999 to 26.2% in 2000.

     Depreciation and Amortization. Depreciation and amortization includes depreciation and amortization of computers, network equipment, office equipment, equipment under capital leases, and intangible assets. Depreciation and amortization decreased from $1,757,124, or 45.0% of net sales in 1999 to $1,605,345, or 35.6% in 2000, primarily reflecting the discontinuation of amortization of intangible assets associated with the Ganymede acquisition, as these intangibles were written off.

     Asset Impairment Charge. We incurred an asset impairment charge of $1,436,078 consisting of: $831,310 to write off the remaining Ganymede goodwill, $329,270 to reduce the carrying value of the investment in iDefense and $275,498 to reduce the value of fixed assets to an estimated realizable value.

     Discontinued Operations. We recorded a loss of $3,000,377 on the sale of our FIMI division, which closed on January 31, 2001. In addition, FIMI incurred operating losses of $2,736,678 and $1,970,584 for the years ended December 31, 1999 and 2000, respectively. We also sold our Software Products segment for a gain of $262,940. Software Products incurred operating losses of $443,166 and $1,396,004 for the years ended December 31, 1998 and 1999 respectively. Business unit net income of $214,686 was realized for the year 2000. This can be attributed to the sale of a licensing agreement for the usage of the PIB product.

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                          HOMECOM COMMUNICATIONS, INC.
                          ----------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 3, 2001                          By: /s/ TIMOTHY R. ROBINSON
                                             ---------------------------
                                             Timothy R. Robinson
                                             Vice President and Chief
                                             Financial Officer